SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                            EMPLOYEE SOLUTIONS, INC.
                    -----------------------------------------
                                (Name of Issuer)



                                  COMMON STOCK
                        ---------------------------------
                         (Title of Class of Securities)



                                   292166 10 5
                          ----------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

------------------------                                    --------------------
 CUSIP NO. 292166 10 5                13G                     Page 2 of 12 Pages
------------------------                                    --------------------
--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             BRODY FAMILY INVESTMENTS LIMITED PARTNERSHIP

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Arizona
--------------------------------------------------------------------------------
              NUMBER OF                      5      SOLE VOTING POWER
                SHARES
             BENEFICIALLY                           2,309,088*
               OWNED BY                 ----------------------------------------
                EACH                         6      SHARED VOTING POWER
              REPORTING
               PERSON
                WITH                    ----------------------------------------
                                             7      SOLE DISPOSITIVE POWER

                                                    2,309,088*
                                        ----------------------------------------
                                             8      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,309,088*
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                (See Instructions)                                           |_|

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             7.5%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (See Instructions)

             PN
--------------------------------------------------------------------------------

*As of December 31, 1996.

------------------------                                    --------------------
 CUSIP NO. 292166 10 5                13G                     Page 3 of 12 Pages
------------------------                                    --------------------
--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             MARVIN D. BRODY

--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
   3       SEC USE ONLY


--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
              NUMBER OF              5   SOLE VOTING POWER
                SHARES
             BENEFICIALLY       ------------------------------------------------
               OWNED BY              6   SHARED VOTING POWER
                EACH
              REPORTING                  2,709,088* (including  shares shown  on
               PERSON                                page 2 hereof)
                WITH            ------------------------------------------------
                                     7   SOLE DISPOSITIVE POWER

                                ------------------------------------------------
                                     8   SHARED DISPOSITIVE POWER

                                         2,709,088* (including shares  shown  on
                                                     page 2 hereof)
--------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,709,088*
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                (See Instructions)                                           |_|

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             8.8%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------

*As of December 31, 1996.

         This Amendment No. 1 to the Report on Form 13G is being filed jointly by the Brody Family Investments Limited Partnership (the "Partnership") and Marvin D. Brody ("Mr. Brody") relating to the ownership by them in excess of 5% of the outstanding shares of Common Stock of Employee Solutions, Inc. (the "Issuer"). Mr. Brody came to have ownership of Issuer Common Stock in excess of 5% of the outstanding shares prior to the Issuer's August 1993 initial public offering. The Partnership is a family partnership, of which Mr. Brody and Dr. Nancy P. Brody ("Dr. Brody"), his spouse, are the general partners. Certain of Mr. Brody's assets were transferred to the Partnership, but are deemed to remain beneficially owned by Mr. Brody as a result of his shared voting and dispositive power over assets held by the Partnership.

         Mr. Brody has previously reported his ownership, as well as that of Dr. Brody and the Partnership, of Issuer Common Stock ("Issuer Common") on his Forms 3, 4 and 5; the Partnership has separately filed during periods when it owned in excess of 10% of the outstanding Issuer Common. In addition, Mr. Brody has disclosed his (and Dr. Brody's and the Partnership's) ownership of Issuer Common to the Issuer; in turn, that ownership has been reported in the Issuer's proxy statements and reports on Form 10-K. This filing is being made to address the independent filing obligations under Section 13(g) of the Securities Exchange Act of 1934 of this previously reported ownership.

         The Partnership  previously reported its holdings of Issuer Common on a
Schedule 13G filed with the Securities and Exchange Commission on February 10, 1994. This Amendment adds Mr. Brody as a filing person at December 31, 1993, and provides ownership information at subsequent year ends.

         Mr. and Dr. Brody each disclaim beneficial ownership of the shares of Issuer Common held by the other as their individual property; however, shares so owned by Dr. Brody are included in Mr. Brody's ownership reported herein. In addition, each of Mr. and Dr. Brody disclaims beneficial ownership of the shares held by, or for the benefit of, their emancipated adult daughters (other than those in the Partnership). Therefore, the daughters' shares (other than those in the Partnership) are not included herein.

Item 1(a)       Name of Issuer:

                Employee Solutions, Inc. (the "Issuer")

Item 1(b)       Address of Issuer's Principal Executive Offices:

                2929 East Camelback Road, Suite 220, Phoenix, Arizona 85016

Item 2(a)       Name of Person Filing:

                Brody Family Investments Limited Partnership and Marvin D. Brody

Item 2(b)       Address of Principal Business Office:

                2929 East Camelback Road, Suite 220, Phoenix, Arizona 85016

Item 2(c)       Citizenship:

                Partnership: Arizona;  Mr. Brody: United States

Item 2(d)       Title of Class of Securities:

                Common Stock, no par value ("Issuer Common")

Item 2(e)       CUSIP Number:

                292166 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                Not Applicable

Item 4.         Ownership

                At December 31, 1993, by the Partnership:

                (a)     Amount beneficially owned:769,265 shares (A)

                (b) Percent of Class: 21.6% (based upon the 3,359,810 shares of Issuer Common reported as outstanding by the Issuer on December 31, 1993)

                (c)     Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote: 769,265 (A)

                (ii)    shared power to vote or to direct the vote: -0-

                (iii)   sole power to dispose or to direct the disposition of:
                        769,265 (A)

                (iv)    shared power to dispose or to direct the disposition of:
                        -0-

       At December 31, 1993, by Mr. Brody:

       (a)      Amount beneficially owned:  993,415 shares (A)(B)

       (b) Percent of Class: 27.2% (based upon the 3,359,810 shares of Issuer Common reported as outstanding by the Issuer on December 31, 1993)

       (c)      Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote: -0-

                (ii)    shared power to vote or to direct the vote:
                         993,415 (A)(B)

                (iii)   sole power to dispose or to direct the disposition of:
                         -0-

                (iv)    shared power to dispose or to direct the disposition of:
                         993,415 (A)(B)

                (A) Includes shares owned by the Partnership. At December 31, 1993, the Partnership owned 194,424 shares of Issuer Preferred, each of which was convertible into one share of Issuer Common after December 31, 1994, depending upon issuer earnings in fiscal 1994. (Because those earnings were ultimately achieved, the shares were converted into Issuer Common in April 1995.) Because such shares were not convertible at December 31, 1993, beneficial ownership is disclaimed, but the underlying shares of Issuer Common are included herein.

                (B) Includes 224,150 shares of Issuer Common beneficially owned by Dr. Brody, as to which Mr. Brody disclaims beneficial ownership. Dr. Brody's shares include 100,817 shares of Issuer Common underlying shares of Issuer Preferred owned by Dr. Brody. See note (A). Dr. Brody's shares do not include shares owned by the Partnership.

       At December 31, 1994, by the Partnership:

       (a)      Amount beneficially owned:  769,265 shares (C)

       (b) Percent of Class: 18.7% (based upon the 3,919,810 shares of Issuer Common reported as outstanding by the Issuer on December 31, 1994)

       (c)      Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote: 769,265 (C)

                (ii)    shared power to vote or to direct the vote:  -0-

                (iii)   sole power to dispose or to direct the disposition of:
                         769,265 (C)
                (iv)    shared power to dispose or to direct the disposition of:
                         -0-

       At December 31, 1994, by Mr. Brody:

       (a)      Amount beneficially owned:  993,415 shares (C)(D)

       (b) Percent of Class: 23.6% (based upon the 3,919,810 shares of Issuer Common reported as outstanding by the Issuer on December 31, 1994)

       (c)      Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote:  -0-

                (ii)    shared  power to vote or to direct the vote:  993,415
                        (C)(D)

                (iii)   sole power to dispose or to direct the disposition of:
                         -0-
                (iv)    shared power to dispose or to direct the disposition of:
                         993,415 (C)(D)

                (C) Includes shares owned by the Partnership. At December 31, 1994, the Partnership owned 194,424 shares of Issuer Preferred, each of which was convertible into one share of Issuer Common after December 31, 1994, depending upon issuer earnings in fiscal 1994. (Because those earnings were achieved, the shares were converted into Issuer Common in April 1995.)

                (D) Includes 224,150 shares of Issuer Common beneficially owned by Dr. Brody, as to which Mr. Brody disclaims beneficial ownership. Dr. Brody's shares include 100,817 shares of Issuer Common underlying shares of Issuer Preferred owned by Dr. Brody. See note (C). Dr. Brody's shares do not include shares owned by the Partnership.

       At December 31, 1995, by the Partnership:

       (a)      Amount beneficially owned:  627,272 shares

       (b) Percent of Class: 9.4% (based upon the 6,663,068 shares of Issuer Common reported as outstanding by the Issuer on December 31, 1995)

       (c)      Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote:  627,272

                (ii)    shared power to vote or to direct the vote:  -0-

                (iii)   sole power to dispose or to direct the disposition of:
                         627,272

                (iv)    shared power to dispose or to direct the disposition of:
                         -0-

       At December 31, 1995, by Mr. Brody:

       (a)      Amount beneficially owned:  819,422 shares (E)

       (b) Percent of Class: 12.3% (based upon the 6,663,068 shares of Issuer Common reported as outstanding by the Issuer on December 31, 1995)

       (c)      Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote:  -0-

                (ii)    shared  power to vote or to direct the vote: 819,422 (E)

                (iii)   sole power to dispose or to direct the disposition of:
                          -0-
                (iv)    shared power to dispose or to direct the disposition of:
                          819,422 (E)

                (E) Includes shares owned by the Partnership. Also includes 192,150 shares of Issuer Common beneficially owned by Dr. Brody, as to which Mr. Brody disclaims beneficial ownership. Dr. Brody's shares do not include shares owned by the Partnership.

       At December 31, 1996, by the Partnership:

       (a)      Amount beneficially owned:  2,309,088 shares

       (b) Percent of Class: 7.5% (based upon 30,666,599 shares of Issuer Common on December 31, 1996)

       (c)      Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote: 2,309,088

                (ii)    shared power to vote or to direct the vote:  -0-

                (iii)   sole power to dispose or to direct the disposition of:
                         2,309,088

                (iv)    shared power to dispose or to direct the disposition of:
                          -0-

       At December 31, 1996, by Mr. Brody:

       (a)      Amount beneficially owned:  2,709,088 shares (F)

       (b) Percent of Class: 8.8% (based upon 30,666,599 shares of Issuer Common on December 31, 1996)

       (c)      Number of shares as to which such person has:

                (i)      sole power to vote or to direct the vote: -0-

                (ii)     shared power to vote or to direct the vote: 2,709,088
                         (F)

                (iii)    sole power to dispose or to direct the disposition of:
                         -0-
                (iv) shared power to dispose or to direct the disposition of: 2,709,088 (F)

                (F) Includes shares owned by the Partnership. Also includes 400,000 shares of Issuer Common beneficially owned by Dr. Brody, as to which Mr. Brody disclaims beneficial ownership. Dr. Brody's shares do not include shares owned by the Partnership.

Item 5.         Ownership of Five Percent or Less of a Class

                         Not applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

                         Mr. Brody and Dr. Brody are the general partners of the Partnership.

                         Underlying equity interests in the Partnership are owned by Mr. Brody and Dr. Brody as general partners, and by Mr. Brody representing his separate interests in a family trust, Dr. Brody representing her separate interests in the family trust, and each of Mr. and Dr. Brody's two adult daughters.

Item 7.         Identification  and  Classification  of  the   Subsidiary  Which
                Acquired the Security Being Reported on by the Parent Holding Company

                         Not applicable

Item 8.         Identification and Classification of Members of the Group

                         Not applicable.

Item 9.         Dissolution of Group

                         Not applicable

Item 10.        Certification

                         Not applicable

                                  SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                         February   4   , 1997
                                                  ------



                                         /s/ Marvin D. Brody
                                         ---------------------------------------
                                         MARVIN D. BRODY




                                         BRODY FAMILY INVESTMENTS LIMITED
                                         PARTNERSHIP



                                          By: /s/ Marvin D. Brody
                                          --------------------------------------
                                                 Marvin D. Brody
                                                 General Partner

                                    EXHIBIT 1
                                    ---------


                     CERTIFICATION REGARDING JOINT FILING OF
                     ---------------------------------------
                     SCHEDULE 13G PURSUANT TO RULE 13d-l(f)
                     --------------------------------------
                    OF THE SECURITIES AND EXCHANGE COMMISSION
                    -----------------------------------------


                  Marvin D. Brody and the Brody Family Investments Limited Partnership do hereby certify that the Schedule 13G to which this certification is attached as Exhibit 1 is being filed with the Securities and Exchange Commission on behalf of each of the undersigned.

        Dated:  February    4   , 1997
                         -------



                                         /s/ Marvin D. Brody
                                         ---------------------------------------
                                         MARVIN D. BRODY


                                         BRODY FAMILY INVESTMENTS LIMITED
                                         PARTNERSHIP



                                         By: /s/ Marvin D. Brody
                                         ---------------------------------------
                                                 Marvin D. Brody
                                                 General Partner